[LOGO]                                    Innovative Software Technologies, Inc.
                                            100 North Tampa Street, Suite 2410
                                                    Tampa, Florida 33602
                                                    Phone: (813) 387-3310
                                                     Fax: (813) 387-3311
--------------------------------------------------------------------------------

August 25, 2005


Steven Jacobs
Matthew Maulbeck
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 4561

Re:   Innovative Software Technologies, Inc.
      Form 10-KSB for the Year Ended December 31, 2004 filed May 5, 2005 Form 10-QSB for the Quarter Ended March 31, 2005 filed May 23, 2005 File No. 0-27465


Gentlemen:


This letter is in response to your comments to the company of July 29, 2005. Thank you also for your time on August 9 to discuss these questions.


Form 10-KSB for the Year Ended December 31, 2004

Note 10 - Subsequent Events, Pages F-19 - F-20

Question No. 1: We acknowledge your response to prior comment 1. We note that you believe that upon disposal of Triad Media, the goodwill on the balance sheet at December 31, 2004 had no future utility or value. In light of this fact, we are unclear why you used the trading market price of your common stock as opposed to the fair value of only the Triad Media reporting unit when performing step one of the goodwill impairment test described in paragraph 19 of SFAS 142. Triad Media seems to be the reporting unit to which all of the remaining goodwill relates. Additionally, please tell us why you did not test the Triad Media assets for recoverability at December 31, 2004 in light of the operating losses sustained in 2004 and its impending disposition. Reference is made to SFAS 144 paragraph 8e and 8f.

[LOGO]                                    Innovative Software Technologies, Inc.
                                            100 North Tampa Street, Suite 2410
                                                    Tampa, Florida 33602
                                                    Phone: (813) 387-3310
                                                     Fax: (813) 387-3311
--------------------------------------------------------------------------------

Our conclusion to use the trading market value was based upon our conclusion that Innovative Software, on an enterprise basis, was the reporting unit, as defined in SFAS 142, to which all of the remaining goodwill relates. Our conclusion was based on the fact there was no business in the company other than the educational products and services segment. We considered SFAS 131, also, and concluded that Innovative management only considered the enterprise's operating results in evaluating company performance. The fact that the company, following the split-off of Triad Media, is a non-operating shell with 3 part-time employees in our view further justified the treatment of the enterprise as the reporting unit. As such, we followed paragraph 23 of SFAS 142, which provides "quoted market prices in active markets are the best evidence of fair value and shall be used as the basis for the measurement..." of Fair Value.

The test of assets for recoverability at December 31, 2004 was performed according to SFAS 144 and our accounting policy. As discussed telephonically with you on August 9, 2005, you are correct that the conditions of 8e (a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group)) and 8f (a current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life) did exist at this time. We were aware of these conditions in performing our evaluation as of December 31, 2004. We took into account the following factors and assumptions in developing and evaluating our cash flow projections: (1) our educational products and training services business was in a building phase, and in a proven market niche, (2) sales and training personnel were being added to the sales call center in response to internal revenue projections, (3) losses were declining as sales were growing,
(4) projections for our educational and products and services business indicated profitability would be reached in a reasonable time period, and (5) the manager of our educational products and services business possessed proven success in the past in creating profitable operations based on this business model. All other assumptions in our model seemed reasonable and appropriate under the developing circumstances. As a result, as of December 31, 2005, we concluded that impairments were not present.


Form 10-KSB/A for the Year Ended December 31, 2004 and Form 10-QSB/A for the Quarter Ended March 31, 2004

Question No. 2: Please amend the certifications in Form 10-KSB/A and Form 10-QSB/A to conform the language in paragraphs 4, 4a, 4c, 5, 5a and 5b exactly to the corresponding language in Item 601 of Regulation S-B. Additionally, please eliminate paragraph 6 as it is not included within Item 601 of Regulation S-B.

[LOGO]                                    Innovative Software Technologies, Inc.
                                            100 North Tampa Street, Suite 2410
                                                    Tampa, Florida 33602
                                                    Phone: (813) 387-3310
                                                     Fax: (813) 387-3311
--------------------------------------------------------------------------------

Based upon your observations, we compared our certifications with the form of certification set forth in Item 601 of Regulation S-B and have concluded that the exhibits require amendment for paragraph 4, 4a, 4c, 5, 5a and 5b and that paragraph 6 should be eliminated.

We will promptly file the amended certifications on Forms 10-KSB/A and 10-QSB/A.

Innovative Software Technologies, Inc. acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking and action with respect to the filings, and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,


/s/ Christopher J. Floyd
------------------------
Christopher J. Floyd
Chief Financial Officer